

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

Jie Weng
Chief Executive Officer
Aquaron Acquisition Corp.
515 Madison Ave. 8th Floor
New York, NY 10022

   Re: Aquaron Acquisition Corp.
    Amendment No. 4 to Draft Registration Statement on Form S-1
    Submitted December 20, 2021
    CIK No. 0001861063

Dear Mr. Weng:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1

Cover Page

1. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. We note your statement on page 2 that, "We affirmatively exclude as an initial business combination target any company of which financial statements are audited by an accounting firm that the United States PCAOB is unable to inspect for two consecutive years beginning in 2021...". We also note that it would be possible that there could be a future change in auditor and the PCAOB may or may not be able to inspect that auditor.

Exhibit 5.1, page II-5

2.   We reissue comment 8. We do not see a revision to the opinion which clarifies that investors in this offering may rely upon the opinion.

General

3.   Please update the prospectus for recent regulatory developments that may be applicable to the company or this offering including the China Securities Regulatory Commission draft rules (December 24, 2021), the new Negative List for Foreign Direct Investment (December 27, 2021) and the Cybersecurity Review Measures (January 4, 2022).

    You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance